Exhibit 99.1

CI Financial to Acquire R.H. Bluestein & Co., a $4.1-Billion Detroit and New York-Based RIA Focused on Ultra-High-Net-Worth and High-Net-Worth Families

Acquisition increases CI’s U.S. assets to more than US$87 billion

MIAMI & TORONTO & BIRMINGHAM, Mich.--(BUSINESS WIRE)--November 2, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and R.H. Bluestein & Co. (“Bluestein”) today announced an agreement under which CI will acquire a majority interest in Bluestein, a Birmingham, Michigan and New York-based private client firm overseeing US$4.1 billion in assets.

“We see tremendous opportunity in joining with Bluestein,” said Kurt MacAlpine, CI Chief Executive Officer. “Over the past 30 years, they have done an exceptional job serving the needs of high-net-worth and ultra-high-net-worth families. Their focus is on delivering a world-class client experience with customized risk management and an unparalleled commitment to clients at its core.

“Bluestein exemplifies the quality, expertise and professionalism of the firms within CI Private Wealth and advances our goal of building the leading private wealth platform in the United States.”

Founded in 1990, Bluestein is led by Robert H. Bluestein and Jeffrey N. Bluestein and serves families throughout the country from offices in Birmingham and New York City. The wealth and investment management firm specializes in delivering tailored services to individuals, trusts and multigenerational families.

“We are impressed with the business that CI has developed in the U.S. and the high caliber of the people and companies in the group,” said Robert Bluestein, President of the firm. “We believe this partnership provides a unique platform upon which we can continue to deliver a positive client experience for years to come.”

Bluestein will be CI’s first registered investment advisor (“RIA”) in the Metro Detroit area and in Michigan, strengthening CI’s substantial presence in the Midwest, where CI RIAs currently manage approximately US$35 billion from offices in Chicago, Cincinnati and Columbus, Ohio. With the closing of this and other recently announced transactions, CI’s assets in its U.S. wealth management business are expected to reach US$87.5 billion (C$111 billion) and CI’s total assets globally are expected to reach US$264 billion (C$334 billion).

This transaction is expected to close later this quarter, subject to regulatory and other customary closing conditions. Proskauer Rose LLP, Bodman PLC and Cambridge International Partners LLC served as advisors to Bluestein. CI was advised by Hogan Lovells US LLP. Financial terms were not disclosed.

All asset amounts are as at September 30 , 2021.

About R.H. Bluestein & Co.

R.H. Bluestein & Co. is a Birmingham, Michigan-based independent client firm established in 1990 that provides investment management counsel to a broad range of clients, including individual investors, trusts, estates, family groups, corporations, profit-sharing plans, and foundations. R.H. Bluestein & Co. takes a consultative approach to management of financial assets, with an emphasis on capital preservation and long-term growth.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$252.7 billion) in client assets as at September 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Bluestein and McCutchen Group LLC will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com